KANA Software, Inc. 181 Constitution Drive Menlo Park, CA 94025 Tel 650 614-8300 Fax 650 614-8301 www.kana.com

November 8, 2006

VIA EDGAR AND FACSIMILE (202) 772-9210

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs
Daniel Lee

Re:	Kana Software, Inc.

Form S-1 filed November 7, 2006, as amended (Registration No. 333-137224)

Acceleration Request

Requested Date:	November 9, 2006

Requested Time:	4:30 PM E.D.T.

Ladies and Gentlemen:

Kana Software, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statement on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable. This letter amends and supersedes the letter submitted to the Commission on November 7, 2006 by the Registrant regarding the above-captioned Registration Statement on Form S-1.

The Registrant hereby acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

KANA SOFTWARE, INC.

By:	/s/ John M. Thompson
John M. Thompson
Executive Vice President and Chief Financial Officer